3520 Broadway/ Box 219139 / Kansas City, Missouri 64121-9139
Telephone: (816) 753-7000

July 16, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Kansas City Life Insurance Company
File No. 001-33348

Dear Mr. Rosenberg,

We acknowledge receipt of your letter dated July 8, 2010, which included a requested response date within ten business days.  Because we are in the process of preparing the Company’s 10-Q for the period ended June 30, 2010, we intend to respond to your letter of July 8, 2010 on or before August 13, 2010.

Sincerely,

/s/ Tracy W. Knapp
Tracy W. Knapp
Senior Vice President, Finance